SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                                 Commission File Number 1-14052

                           NOTIFICATION OF LATE FILING

(Check One): [ ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q

[ ] Form N-SAR

    For Period Ended:     April 13, 1997
                       -------------------
[ ] Transition Report on Form 10-K           [ ] Transition Report on Form 10-Q

[ ] Transition Report on Form 20-F           [ ] Transition Report on Form N-SAR

[ ] Transition Report on Form 11-K

    For the Transition Period Ended:  _________________________________

   Read attached instruction sheet before preparing form. Please print or type.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

   If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Part I, Item 2, and Part II, Item 3



                                     PART I

                             REGISTRANT INFORMATION

Full name of registrant     Kiddie Academy International, Inc.
                          ----------------------------------------------------

Former name if applicable
                          ----------------------------------------------------

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Address of principal executive office (Street and number)

   108 Wheel Road

City, state and zip code     Bel Air, Maryland  21015
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                                     PART II

                             RULE 12b-25 (b) AND (c)

   If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

   State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         Part I, Item 2 and Part II, Item 3 of the registrant's Form 10-QSB for the period ended April 13, 1997 were not filed on May 28, 1997 because a timely filing was not possible without unreasonable effort. On May 20, 1997, the registrant issued a press release stating that a private placement of equity financing to address the Company's capital needs was not successful. As a result thereof and because of the deterioration of the Company's financial position, the Company faces a serious liquidity problem unless necessary additional financing is immediately identified. All of the registrant's senior management and legal and financial advisors have been fully occupied by the liquidity problem, and a search for viable alternatives. Because these events occurred so close to the filing deadline for the registrant's 10-QSB, insufficient time was available in which to analyze and incorporate the impact of these events into the omitted items of the Form 10-QSB.



                                     PART IV

                                OTHER INFORMATION

   (1) Name and telephone number of person to contact in regard to this notification

   Guy A. Matta                       (410)             515-0788
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     (Name)                         (Area Code)     (Telephone Number)
   (2) Have all other periodic reports required under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                      [X] Yes        [ ] No
   (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                      [ ] Yes        [X] No
   If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                       Kiddie Academy International, Inc.
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                  (Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:     May 29, 1997              By:     /s/  Angelo D. Bizzarro
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                                           Angelo D. Bizzarro, CEO